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POINTS INTERNATIONAL TO PRESENT AT THE 8TH ANNUAL ICR XCHANGE INVESTOR
CONFERENCE ON FRIDAY, JANUARY 13TH

TORONTO, January 11 /CNW/ - Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world's leading reward management portal, announced today that Rob MacLean, its Chief Executive Officer, will present at the 8th Annual ICR XChange Investor Conference at the Ritz-Carlton Hotel in Naples, Florida on Friday, January 13th at 10:55 a.m.

For more information on the 8th Annual ICR XChange Investor Conference, please visit http://www.icr-online.com/conference/X8/default.html or contact ICR at 203 682 8200.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Track, Swap, Earn, Buy and Share miles and points from more than 25 of the world's leading reward programs including Aeroplan(R), American Airlines AAdvantage(R) program, Asia Miles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, Intercontinental Hotels Group's Priority Club(R) Rewards, S&H greenpoints, and Starbucks.

            Website: http://www.points.com/

FOR FURTHER INFORMATION

For investor relations:
Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com; or
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:
Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com